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August 13, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control -- EDGAR

RE:  Initial Registration Statement on Form N-6
     RiverSource of New York Account 8
     Investment Company Act No. 811-05213
         RiverSource Variable Universal Life 5/
         RiverSource Variable Universal Life 5 - Estate Series

Dear Mr.Cowan:

On behalf of RiverSource of New York Account 8 ("Registrant"), RiverSource Life Insurance Co. of New York("Company") is filing electronically Registrant's Initial Registration Statement on Form N-6. The purpose of this filing is to introduce enhanced flexible premium variable life insurance policies to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant's Post-Effective Amendment No.31, File Nos. 333-44644/ 811-05213, filed on or about April 26, 2012. Registrant does not believe any problem areas exist that would warrant particular attention. Policies described in this Initial Registration Statement differ fundamentally from those described in the Post-Effective Amendment No. 31 in the following respects:

     - Issue age is determined by age nearest birthday instead of age last birthday.

     - Current rate band is determined based on original base policy specified amount instead of the greater of base policy specified amount or sum of original based policy specified amount plus any increases in specified amount.

     - Policy continuation of benefits occurs at insurance age 120 anniversary instead of insurance age 100 anniversary.

     - Upon policy maturity, any policy value in the subaccounts will be transferred to the fixed account; transfers to and from the subaccounts are not allowed after maturity.

     - Super-preferred nontobacco, preferred nontobacco and preferred tobacco risk classes for ages 0-17 (instead of ages 0-19), and policy is issued as standard nontobacco. Policy will use standard nontobacco rates and will remain standard nontobacco at age 18. Previously, letter sent to insured at age 20 and risk class changed to standard tobacco if no response.

     -    No lapse guarantee not available after age 100.

     -    Expanded subaccount options available.

     - Policy value credit to be credited quarterly instead of no policy value credit.

     -    Premium expense charge of 4% (previously 3.5%).

     - Change to calculation of: mortality and expense risk charge, policy fee, cost of insurance rates and loan interest rate.

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     -    Change to surrender charge period and surrender charge calculation.

     -    New layer of administrative charges on increases to face amount.

     - On face amount decreases, specified amount segments are removed on a FIFO basis (previously on a LIFO basis).

     - Policy may be reinstated 3 years from end of grace period with evidence of insurability (previously 5 years).

     -    New Overloan Protection Benefit.

     - Under Waiver of Monthly Deduction and Waiver of Premium riders, if disabled before age 60, last benefit is at age 120 (previously, last benefit was at age 100).

The prospectus relating to the above-listed flexible premium variable life insurance policies has been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177. Thank you for your attention to this matter.

Sincerely,

/s/ Dixie Carroll
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    Dixie Carroll
    Assistant General Counsel and Assistant Secretary